Exhibit 99.1

NXT Energy Solutions Announces
Revised Date For Conference Call

CALGARY, ALBERTA, July 17, 2014 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) advises that it its conference call, which was scheduled for today, has been deferred and will resume on Tuesday July 22, 2014 at 2:10 pm MST (4:10 pm EST, 1:10 pm PST).

Unfortunately, due to technical difficulties with the conference call provider, many participants were not able to log-in to the call in a timely manner.  NXT sincerely apologies for the inconvenience this has caused, and hopes that participants will be available again next week.

Interested parties are invited to participate in this call, by using one of the applicable call-in numbers below:

Toll Free Dial In Number:   1-855-353-9183 from Canada and USA
403-532-5601 Calgary
416-623-0333 Toronto
604-681-8564 Vancouver
780-429-5820 Edmonton
613-212-0171 Ottawa
514-687-4017 Montreal

When prompted for your Conference Access Code, please enter 50089 followed by the # sign.  The operator will then ask for your name and details.

NXT is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

For further information, please contact:

Greg Leavens	George Liszicasz
V-P Finance & CFO	President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
(403) 206-0805	(403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.